UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CPEX Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
12620N104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	12620N104	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON James R. Murphy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		134,168*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		134,168*

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,168 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 10,000 vested options and 7,000 vested restricted stock units held by Mr. Murphy at December 31, 2010 and 1,211 shares of common stock held in an individual retirement account.

SCHEDULE 13G

CUSIP No.	12620N104	Page	3	of	6	Pages

Item 1(a).	Name of Issuer:
          CPEX Pharmacecuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2 Holland Way
Exeter, New Hampshire 03833

Item 2(a).	Name of Person Filing:
          James R. Murphy

Item 2(b).	Address of Principal Business Offices or, if none, Residence:
120 Portsmouth Avenue
Exeter, NH 03833

Item 2(c).	Citizenship:
          United States of America

Item 2(d).	Title of Class of Securities:
          Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:
          12620N104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

SCHEDULE 13G

CUSIP No.	12620N104	Page	4	of	6	Pages
Mr. Murphy has direct beneficial ownership of 134,168 shares, which includes 10,000 vested options and 7,000 vested restricted stock units and 1,211 shares of common stock held in an individual retirement account.
(b)	Percent of class:

5.1%, which is calculated based on 2,616,936 shares of common stock outstanding as of January 31, 2011.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

None.

(ii)	Shared power to vote or direct the vote:

Mr. Murphy has sole voting power over 134,168 shares.

On January 3, 2011, (i) CPEX Pharmaceuticals entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FCB I Holdings Inc., a Delaware corporation (“FCB I”) and FCB I Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of FCB I (“Merger Sub”) and (ii) Mr. Murphy entered into a Voting Agreement (the “Voting Agreement”) with FCB I and Merger Sub. Pursuant to the Voting Agreement, Mr. Murphy agreed, among other things, to vote his shares of CPEX common stock for the adoption and approval of the Merger Agreement and against any alternative proposal and against any action or agreement that would frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, Mr. Murphy granted an irrevocable proxy to FCB I’s designees to vote as set forth above with respect to such matters, but retained the right to vote his shares of common stock on such matters so long as Mr. Murphy’s vote is in accordance with the Voting Agreement.

As a result of the Voting Agreement, Mr. Murphy may be deemed to share with FCB I or Merger Sub the power to vote or direct the vote of the common stock. However, neither FCB I nor Merger Sub is entitled to any rights as a stockholder of CPEX under that agreement.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Murphy has sole power to dispose or to direct the disposition of 134,168 shares.

SCHEDULE 13G

CUSIP No.	12620N104	Page	5	of	6	Pages
(iv)	Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item 8.	Identification and Classification of Members of the Group.
          Not applicable.

Item 9.	Notice of Dissolution of Group.
          Not applicable.

Item 10.	Certification.
          Not applicable.

SCHEDULE 13G

CUSIP No.	12620N104	Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

By:	/s/ James R. Murphy
James R. Murphy